HEMINGER, PEGGY C.
--------------------------------------------------------------------------------

FROM:         Conner, W. Thomas
SENT:         Friday, November 07, 2014 9:35 AM
TO:           Sonny S. Oh (ohm@sec.gov)
CC:           Heminger, Peggy C.
SUBJECT:      Change in Procedures for MetLife PGR Fee Rate
ATTACHMENTS:  MLIC MAA (11-7).pdf; ML USA (MICC) MAA (11-7).pdf; PGR Fee Rate
              Supplement for Pre-Eff (11-6 draft).docx

Sonny:

Following up on our conversation last night, MetLife has decided to adopt the approach we discussed where eligibility for the current PGR fee rate will be determined as of the date the application is signed and dated.

Please find attached a revised supplement reflecting this new approach, and full proofs of he National and New York prospectuses. The prospectuses are marked cumulatively against the 10/31 pre-effective amendment, and the Expenses section includes revisions to reflect the new approach.

Please note several things:

.. The prospectus supplement was drafted from the perspective of what it would look like when it announced the first PGR fee rate change, rather than what it will look like when it is used with the prospectus dated November 17, 2014. We thought this would be the most useful for purposes of the Staff's review at this point, but we will include the actual supplement that will be used with the November 17/th/ prospectus with the actual pre-effective amendment. Let us know if you would like to see that in draft form before then.

..  The National prospectus reflect the issuer as "MetLife Insurance Company
   USA," because this is the new name of the survivor after the merger, and there are technical reasons why this draft includes that name. However, we'll make the switch back to pre-merger name for the final pre-effective amendment.

I will call you in several minutes to touch base.

Best regards,

Tom

                                      1